Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Loss:
Loss before income taxes	$(241)	$(286)	$(1,900)	$(722)
Add: Total fixed charges (per below)	390	478	803	942
Less: Interest capitalized	12	10	24	17
Total earnings (loss) before income taxes	$137	$182	$(1,121)	$203
Fixed charges:
Interest	$154	$204	$321	$392
Portion of rental expense representative of the interest factor	221	257	451	515
Amortization of debt expense	15	17	31	35
Total fixed charges	$390	$478	$803	$942
Ratio of earnings to fixed charges	—	—	—	—
Coverage deficiency	$253	296	$1,924	$739